UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Invesco Value Municipal Trust
(Name of Issuer)

Auction Rate Preferred Shares
(Title of Class of Securities)

46132W202 46132W301
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Attention: Donald E. Morgan, III
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	46132W202 46132W301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	46132W202 46132W301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	46132W202 46132W301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	46132W202 46132W301

Item 1.	Security and Issuer.

The name of the issuer is Invesco Value Municipal Trust, a Massachusetts business trust (the "Issuer").  The address of the Issuer's principal executive offices is 1555 Peachtree, N.E., Atlanta, Georgia 30309, United States of America.  This Amendment No. 1 to Schedule 13D relates to the Issuer's Auction Rate Preferred Shares (the "Shares").

Item 2.	Identity and Background.

(a), (b) and (c)
This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade LCSF”), Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade CM”) and Donald E. Morgan, III.

Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

Brigade LCSF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.

Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.

The Shares to which this Amendment No. 1 to Schedule 13D relates were held directly by Brigade LCSF and other private investment funds managed by Brigade CM.

(d) and (e)
During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Brigade LCSF may be deemed to beneficially own 0 Shares.

As of the date hereof, Brigade CM may be deemed to beneficially own 0 Shares.

As of the date hereof, Donald E. Morgan, III may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

This Amendment No. 1 to Schedule 13D is being filed to reflect a change in the Reporting Persons’ beneficial ownership of the Issuer's Shares as a result of the Issuer’s redemption of its outstanding Shares as disclosed in the Issuer's N-23C-2s filed on December 19, 2011 and May 9, 2012.  The Reporting Persons do not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Fund may be deemed to be the beneficial owner of 0* Shares, constituting 0%* of the Issuer’s outstanding Shares.

As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF and other private funds, had shared voting and dispositive power with respect to 0* Shares owned beneficially by Brigade LCSF.

As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to 0* Shares owned beneficially by Brigade LCSF.

On February 1, 2012, the Issuer redeemed 7 Shares held by the Reporting Persons at a price of $50,000 per share.  On February 3, 2012, the Issuer redeemed 34 Shares held by the Reporting Persons at a price of $50,000 per share.  On June 13, 2012, the Issuer redeemed 31 Shares held by the Reporting Persons at a price of $50,000 per share.  On June 15, 2012, the Issuer redeemed 211 Shares held by the Reporting Persons at a price of $50,000 per share.  As a result of these redemptions, the Reporting Persons no longer hold Shares.

*Consistent with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect the Reporting Persons’s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D, which are treated herein as one class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
(Date)
Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Invesco Value Municipal Trust.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

February 14, 2013
Date

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0001 1358422